July 12, 2019

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Zacks Trust, File No. 811-23435

Ladies and Gentlemen:

On behalf of Zacks Trust (the "Trust"), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, a post-effective amendment to its Registration Statement on Form N-1A. The Trust will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact Tanya Cody at 214.665.3685.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685